Filed by CNH Global N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 333-05752

Subject Company: CNH Global N.V

Fiat Industrial Announces New Appointments to Group Executive Council (GEC)

In preparation for the imminent completion of the merger between Fiat Industrial and CNH, Fiat Industrial has announced the following changes in its leadership team.

Franco Fusignani is appointed Chief Operating Officer, Iveco. In this new role, he will be responsible for the profit and loss of the Iveco Truck and Commercial Vehicles business. Mr. Fusignani was most recently the COO, Fiat Industrial APAC and Brand President, New Holland Agriculture.

Stefano Pampalone is appointed Chief Operating Officer, APAC. Mr. Pampalone was most recently the General Manager for CNH in India, Far East and Japan.

Vilmar Fistarol is appointed Chief Operating Officer, LATAM, replacing Marco Mazzu’ who has left the company to pursue other interests. Mr. Fistarol was most recently the Chief Purchasing Officer for Fiat Chrysler.

Carlo Lambro is appointed Brand President, New Holland Agriculture. Mr. Lambro was most recently Vice President, New Holland Agriculture EMEA.

Lorenzo Sistino will continue in his role as Brand President, Iveco Brand.

Alessandro Nasi is appointed President, Specialty Business Unit. In this new role, Mr. Nasi will be responsible for the Firefighting and Defence businesses of Iveco. Mr. Nasi was most recently the Chief Business Development Officer for Fiat Industrial. The GEC will continue to rely on Nasi as its Executive Coordinator.

Annalisa Stupenengo is appointed Chief Purchasing Officer, replacing Osias Galantine who has accepted a position with Fiat Chrysler LATAM. Ms. Stupenengo was most recently Vice President, Fiat Chrysler Group Purchasing EMEA.

“I am looking forward to working with these individuals as part of the Group Executive Council that will drive the future for the soon to be formed CNH Industrial,” said Rich Tobin, Chief Operating Officer of Fiat Industrial and Chief Executive of CNH. “Their combined experience in our industries and demonstrated leadership will prove essential as we begin our new life as a single company.”

Turin, 17 September 2013

For more information contact:

Fiat Industrial S.p.A.

Via Nizza 250, 10126 Turin

Tel. +39 011 006 2464, Fax +39 011 006 2094

mediarelations@fiatindustrial.com www.fiatindustrial.com

This document does not constitute an offer to exchange, sell or buy securities. An offer of securities in the United States pursuant to a business combination transaction was made through a prospectus that is part of a registration statement declared effective by the US Securities and Exchange Commission on June 21, 2013. Shareholders of CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“FI”) who are US persons or are located in the United States are advised to read the registration statement which contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC filings for CNH and FI CBM Holdings N.V. are also available to the public on the SEC’s website (http://www.sec.gov). In addition, FI CBM Holdings N.V. has made the prospectus available for free to shareholders of CNH and FI in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in CNH’s annual report on Form 20-F for the year ended December 31, 2012, filed by CNH with the SEC on March 1, 2013 and in the annual report of Fiat Industrial for the year ended December 31, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

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